Exhibit 99.1

PRESS RELEASE
Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com
Cascades posts strong annual results
February 26, 2010 — Kingsey Falls, Quebec, Cascades Inc. (CAS on the Toronto stock exchange), a leader in recovery and the manufacturing of green packaging and tissue paper products, announces its unaudited financial results for the three months and the fiscal year ended December 31, 2009.
(All amounts in this press release are in Canadian dollars unless otherwise indicated.)
Fiscal year highlights
•	Net earnings excluding specific items of $1.13 per share ($110 million) compared to net earnings of $0.04 per share ($4 million) in 2008. Net earnings including specific items of $0.60 per share ($61 million) compared to a net loss of $0.55 per share ($54 million) in 2008;

•	Operating income before depreciation and amortization (EBITDA) excluding specific items up 152% to $465 million, the highest annual EBITDA in the Company’s history;

•	Cash flow from operations (adjusted) of $305 million ($3.12 per share) and positive free cash flow of $149 million in 2009 compared to negative free cash flow of $79 million in 2008;

•	Net debt down $268 million compared to December 31, 2008.
Fourth quarter highlights
•	Net earnings excluding specific items of $0.27 per share ($26 million) compared to net earnings of $0.18 per share ($18 million) in the same period of last year. Net loss including specific items of $0.42 per share ($41 million) compared to a net loss of $0.19 per share ($18 million) in Q4 2008;

•	Operating income before depreciation and amortization (EBITDA) excluding specific items of $110 million, up 15% in comparison to the fourth of 2008;

•	Offerings of senior notes at an average yield of 8% due 2016, 2017, 2020 for a total of approximately $1 billion to refinance senior notes maturing in 2013.
Financial Summary

Selected consolidated information (unaudited)
(in millions of Canadian dollars, except amounts per share)	2009	2008	Q4/2009	Q4/2008	Q3/2009
		Note 2		Note 2
Sales	3,877	4,017	952	1,020	974
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	465	306	110	96	127
Operating income from continuing operations	247	93	54	41	74
Net earnings	110	4	26	18	35
per common share	$1.13	$0.04	$0.27	$0.18	$0.36
Cash flow from operations (adjusted) from continuing operations	327	183	77	68	95
per common share	$3.35	$1.85	$0.80	$0.69	$0.97
As reported
Operating income before depreciation and amortization (OIBD or EBITDA) [1]	432	229	70	52	129
Operating income (loss) from continuing operations	214	16	14	(3)	76
Net earnings (loss)	60	(54)	(41)	(18)	34
per common share	$0.61	$(0.55)	$(0.42)	$(0.19)	$0.35
Cash flow from operations (adjusted) from continuing operations [1]	305	155	62	59	94
per common share [1]	$3.12	$1.57	$0.64	$0.60	$0.96

Note 1 — see the supplemental information on non-GAAP measures note.

Note 2 — the 2008 results were restated following the retrospective application of CICA handbook Section 3064

Commenting on the annual results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “2009 was an outstanding year for Cascades. Despite a challenging economic environment which led to a drop in our total shipments and an erosion of our selling prices, our results continuously improved and we posted the highest annual EBITDA in the Company’s history. The depreciation of the Canadian dollar and lower variable costs in the first half of the year partly explain those results, along with the turnaround of our boxboard assets, the rapid growth in demand for our green products and improved cost control.
Moreover, I am pleased with the sizeable reduction in working capital. Combined with our strong cash flow from operations, this provided us with the necessary free cash flow to pay down debt and complete strategic acquisitions. Not only do we have less debt compared to last year, we also significantly lowered our financial risk profile as we refinanced our long-term debt at favourable interest rates. All in all, Cascades is now well positioned to pursue its development and is committed to maintaining a healthy balance sheet. “
Results analysis for the three-month period ended December 31, 2009
In comparison with the same period last year, sales decreased by 7% to $952 million reflecting a significant drop of most of our selling prices and the appreciation of the Canadian dollar partly offset by a 4.5% increase in shipments.
Net earnings excluding specific items amounted to $26 million ($0.27 per share) in the fourth quarter of 2009 compared to $18 million ($0.18 per share) for the same period of last year. Including specific items, the net loss increased to $41 million ($0.42 per share) compared to $18 million ($0.19 per share) for the same quarter in 2008.
Operating results improved despite lower sales. In fact, the operating income from continuing operations excluding specific items increased to $54 million compared to $41 million in Q4 2008 due mainly to lower energy costs, improved results form our recovery and boxboard operations as well as better control of our costs. When including specific items, despite a more significant impairment loss in Q4 2009, operating income from continuing operations increased by $17 million to $14 million.
Specific items that have impacted Q4 2009 operating income are as follows:
•	$42 million impairment loss ($37 million related to our Fjordcell pulp mill);

•	$4 million unrealized gain on financial instruments;

•	$2 million in closure and restructuring costs.
In addition to these previous items (total loss of $40 million), the Q4 2009 net loss was also impacted by these specific items (before tax):
•	$37 million foreign exchange loss on long-term debt and financial instruments ($33 million related to our long-term debt refinancing);

•	$17 million loss on long-term debt refinancing;

•	$3 million gain included in the share of results of significantly influenced companies;

•	$2 million gain from the adjustment of statutory tax rate.
See the two following tables for more details on GAAP and non-GAAP measures reconciliation.
Results analysis for the fiscal year ended December 31, 2009
In comparison to last year, sales decreased by 3% to $3.9 billion reflecting a drop of most of our selling prices as well as a 7.5% decline of shipments which more than offset the positive impact of a lower Canadian dollar on average in 2009.
The operating income from continuing operations excluding specific items increased to $247 million compared to $93 million last year mainly as a result of lower raw material and energy costs, the turnaround of our boxboard and other non-performing assets, the depreciation of the Canadian dollar as well as improved cost efficiency. When including specific items, operating income from continuing operations increased by $198 million to $214 million.
For the fiscal year ended December 31, 2009, net earnings excluding specific items amounted to $110 million ($1.13 per share) compared to net earnings of $4 million ($0.04 per share) last year. Including specific items, net earnings reached $60 million ($0.61 per share) compared to a net loss of $54 million ($0.55 per share) in 2008.
Net debt decreased by $268 million compared to December 31st 2009 and the ratio of net debt to EBITDA excluding specific items in the last twelve months decreased from 5.9x in the fourth quarter of 2008 to 3.3x in the fourth quarter of 2009.

Near term outlook
Mr. Alain Lemaire, President and Chief Executive Officer added: “Looking ahead to the first quarter of 2010, we expect to benefit from the continuous improvement of demand and from the current implementation of selling price increases in most of our sectors. We however anticipate some short-term pressure on profitability due to the significant rise of recycled fibre costs.
On the financial front, notwithstanding our improved flexibility and ratios in 2009, we will maintain our objective of reducing our working capital in line with sales and a cautious approach with regards to capital investments in 2010 aiming at generating approximately $100 million of free cash flow annually. We will also continue our efforts to divest non-strategic or non-performing assets.”
Dividend on common shares and normal course issuer bid
The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid March 23, 2010 to shareholders of record at the close of business on March 10, 2010. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada). In addition, in the fourth quarter of 2009, in accordance with its normal course issuer bid program, Cascades purchased 138,300 shares at an average price of $7.93. In 2009 Cascades purchased for cancellation 1,340,318 common shares at an average price of $3.04 per share representing an aggregate amount of approximately $4.1 million.
Supplemental information on non-GAAP measures
Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.
Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	2009	2008	Q4/2009	Q4/2008	Q3/2009
		Note 2		Note 2
Net earnings (loss)	60	(54)	(41)	(18)	34
Net earnings from discontinued operations	—	(18)	—	—	—
Non-controlling interest	(1)	2	—	—	—
Share of results of significantly influenced companies	(17)	(8)	(7)	(2)	(3)
Provision for (recovery of) income taxes	23	(32)	(16)	(12)	17
Foreign exchange loss on long-term debt and financial instruments	45	26	37	6	3
Gain on purchase of senior notes	(14)	(2)	—	(2)	—
Loss on long-term debt refinancing	17	—	17	—	—
Interest expense	101	102	24	25	25

Operating income (loss)	214	16	14	(3)	76
Specific items :
Inventory adjustment resulting from business acquisition	—	2	—	—	—
Loss on disposal and others	1	5	—	—	—
Impairment loss	46	16	42	13	1
Closure and restructuring costs	12	27	2	10	5
Unrealized loss (gain) on financial instruments	(26)	27	(4)	21	(8)
	33	77	40	44	(2)

Operating income — excluding specific items	247	93	54	41	74
Depreciation and amortization	218	213	56	55	53

Operating income before depreciation and amortization (OIBD) — excluding specific items[1]	465	306	110	96	127

Note 1 — also refers to earnings before interests, taxes, depreciation and amortization (EBITDA).

Note 2 — the 2008 results were restated following the retrospective application of CICA handbook Section 3064
Supplemental information on non-GAAP measures (cont’d)
The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)					Net earnings (loss) per share[1]
(in millions of Canadian dollars, except amounts per share)	2009	2008	Q4/2009	Q4/2008	Q3/2009	2009	2008	Q4/2009	Q4/2008	Q3/2009
		Note 2		Note 2			Note 2		Note 2

As per GAAP	60	(54)	(41)	(18)	34	$0.61	$(0.55)	$(0.42)	$(0.19)	$0.35
Specific items :
Inventory adjustment resulting from business acquisition	—	2	—	—	—	$—	$0.01	$—	$—	$—
Loss on disposal and others	1	5	—	—	—	$—	$0.05	$—	$—	$—
Impairment loss	46	16	42	13	1	$0.35	$0.13	$0.32	$0.11	$0.01
Closure and restructuring costs	12	27	2	10	5	$0.09	$0.19	$0.02	$0.07	$0.03
Unrealized loss (gain) financial instruments	(26)	27	(4)	21	(8)	$(0.19)	$0.19	$(0.03)	$0.15	$(0.06)
Loss on long-term debt refinancing	17	—	17	—	—	$0.11	$—	$0.11	$—	$—
Gain on purchase of senior notes	(14)	(2)	—	(2)	—	$(0.13)	$(0.01)	$—	$(0.01)	$—
Foreign exchange loss on long-term debt and financial instruments	45	26	37	6	3	$0.40	$0.22	$0.32	$0.05	$0.03
Share of results of significantly influenced companies	(5)	—	(3)	—	—	$(0.05)	$—	$(0.03)	$—	$—
Gain included in discontinued operations	—	(23)	—	—	—	$—	$(0.19)	$—	$—	$—
Adjustment of statutory tax rate	(6)	—	(2)	—	—	$(0.06)	$—	$(0.02)	$—	$—

Tax effect on specific items	(20)	(20)	(22)	(12)	—

	50	58	67	36	1	$0.52	$0.59	$0.69	$0.37	$0.01

Excluding specific items	110	4	26	18	35	$1.13	$0.04	$0.27	$0.18	$0.36

Note 1 — specific amounts per share are calculated on an after-tax basis.

Note 2 — the 2008 results were restated following the retrospective application of CICA handbook Section 3064
The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations					Cash flow from operations per share
(in millions of Canadian dollars, except amounts per share)	2009	2008	Q4/2009	Q4/2008	Q3/2009	2009	2008	Q4/2009	Q4/2008	Q3/2009
Cash flow provided by operating activities	357	124	91	85	117
Changes in non-cash working capital components	(52)	31	(29)	(26)	(23)

Cash flow (adjusted) from operations	305	155	62	59	94	$3.12	$1.57	$0.64	$0.60	$0.96
Specific items :
Inventory adjustment resulting from business acquisition	—	2	—	—	—	—	$0.02	—	—	—
Gains or losses on disposals and others	1	—	—	—	—	—	—	—	—	—
Loss on long-term debt refinancing	13	—	13	—	—	$0.14	—	$0.14	—	—
Closure and restructuring costs, net of current income tax	8	26	2	9	1	$0.09	$0.26	$0.02	$0.09	$0.01

Excluding specific items	327	183	77	68	95	$3.35	$1.85	$0.80	$0.69	$0.97

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 13,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades’ shares trade on the Toronto stock exchange under the ticker symbol CAS.
Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information:	Source:

MEDIA	Christian Dubé
Hubert Bolduc	Vice-President and Chief Financial Officer
Vice-President, Communications and Public Affairs
(514) 912-3790

INVESTORS
Didier Filion
Director, Investor relations
(514) 282-2697